United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No. 001-31900
Cusip No. 028723 10 4
(Check One):       Form 10-KSB       Form 11-K       Form 20-F ☑ Form 10-Q       Form N-SAR

For Period Ended: March 31, 2006

      Transition Report on Form 10-K
      Transition Report on Form 20-F
      Transition Report on Form 11-K
      Transition Report on Form 10-Q
      Transition Report on Form N-SAR
      For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART 1: REGISTRANT INFORMATION
Full Name of Registrant: American Oil & Gas, Inc.
Former Name If Applicable:
Address of Principal Executive Office (street and number): 1050 17th Street, Suite 1850
City, State and Zip Code: Denver, Colorado, 80265

PART 11: RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25c has been attached if applicable.
PART III: NARRATIVE
     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     Registrant is unable to complete its report on Form 10-Q within the prescribed time without unreasonable effort or expense due to the fact that Registrant recently closed on the sale of a partial interest in a non-producing oil and gas property which took the majority of management’s time during the period leading up to the preparation of the Form 10-Q. Accordingly, Registrant needs the extension of time to complete its report on Form 10-Q.
PART IV: OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Andrew P. Calerich	303	991-0173

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Registrant expects to report net income to common stockholders of approximately $2.2 million (six cents per basic and diluted common share) for the quarter ended March 31, 2006, as compared net income to common stockholders of $60,818 (less than one cent per basic and diluted common share) for the quarter ended March 31, 2005. Included in the net income for the quarter ended March 31, 2006 is a net gain, after tax, from the sale of the Registrant’s Big Sky oil and gas project of approximately $2.56 million. The Big Sky project accounted for approximately 95% of the Registrant’s oil and gas production and revenues for the quarter ended March 31, 2006. As a result of the sale, Registrant will not have any significant oil and gas production revenue unless and until the Registrant is able to establish commercial production in connection with its new drilling activities planned for 2006. Accordingly, comparisons of oil and gas operations for the quarter ended March 31, 2006 to March 31, 2005, are not meaningful as the trend is not indicative of future oil and gas operations.
AMERICAN OIL & GAS, INC.
Name of Registrant as Specified in Charter
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2006	/s/ Andrew P. Calerich

By: Andrew P. Calerich, President and Chief Financial Officer

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